082-01252

NESTLÉ S.A.

RECEIVED

2007 FEB 27 A 11:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE COMMUNICATIONS DEPARTMENT

07021337

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

Vevey, 15 February 2007
FXP/dme

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"Nestlé broadens strategic co-operation with Barry Callebaut in Europe"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

PROCESSED

MAR 02 2007

THOMSON FINANCIAL

F. X. P

F.X. Perroud
Vice President

Encl.

END

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